UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA has today signed an agreement to sell its participation of 29.68% in Citic International Financial Holdings Limited (CIFH), to China CITIC Bank Corporation Limited (CNCB). CIFH is a non listed subsidiary of CNCB domiciled in Hong Kong. CNCB will thereafter hold a 100% interest in CIFH. The selling price is 8,162 million HK$, equivalent to approximately 845 million euros1. The closing of such agreement is subject to the relevant regulatory approvals.

The estimated impact on the consolidated financial statements of the BBVA Group will be a negative impact on the P&L of approximately 25 million euros. The sale will generate a positive impact on the Common Equity Tier 1 fully loaded ratio of approximately 20 bp2, equivalent to a capital generation of more than 700 million euros.

Madrid, December 23, 2014

[1]	This amount has been calculated using the Exchange rate: EUR/HK$= 9.657, which is the closing exchange rate as of December 12, 2014.
[2]	Impacts on results and Common Equity Tier 1 are calculated based on September 2014 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 23, 2014	By:	/s/ José Ferris Monera & Pablo Martín Almaraz
	Name:	José Ferris Monera & Pablo Martín Almaraz
	Title:	Authorized representatives